UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Press release, dated August 9, 2018, announcing second quarter 2018 results for Loma Negra C.I.A.S.A

Loma Negra Reports 2Q18 Results

Buenos Aires, August 9, 2018 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three and six-month periods ended June 30, 2018.

2Q18 Key Highlights

▪	Net revenue up 37.2% YoY to Ps.4,757 million (US$202 million) mainly driven by growth in core business Cement, masonry & lime in Argentina and Concrete
▪	Argentina Cement, masonry & lime net revenues up 33.4% despite relatively flat sales volumes
▪
Consolidated Adjusted EBITDA rose 26.9% YoY to Ps.1,153 million (US$49 million), mainly driven by the 36.6% increase in Adjusted EBITDA from the Cement, masonry, and lime segment in Argentina to Ps. 982 million (US$42 million).

▪
Adjusted EBITDA margin of the Cement, masonry, and lime segment in Argentina expanded by 65 basis points YoY to 28.0%, while consolidated Adjusted EBITDA margin contracted by 197 basis points from 26.2% to 24.2%.

▪	Net Debt /LTM Adjusted EBITDA ratio of 0.83x from 1.44x in 2Q17 and 0.3x in FY17

Commenting on the financial and operating performance for the second quarter of 2018, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “Our core business, Cement  in Argentina, continued to deliver a solid performance, posting both revenue growth and EBITDA margin expansion despite the current challenging macroeconomic environment in the country.  This was achieved despite relatively flat volumes year-on-year, as we continue with our strategy of balancing profitability and market position. Sustained growth in concrete volume demand, by contrast, was supported by ongoing implementation of public infrastructure projects in our key markets.”

“As such, despite the improving margins in our core business, the consolidated Adjusted EBITDA margin contracted in the period, mainly reflecting a poor railway performance and strong growth of the lower margin concrete business.”

“Looking ahead, we remain cautiously optimistic with the outlook of the cement demand in Argentina. Despite the potential impact of an adverse macro environment in the second half of the year, and given current market conditions, we believe the industry could reach similar record volumes achieved last year.”

“We also have confidence in the long-term prospects for our business, supported by our leading market position and strong balance sheet, and we continue to move ahead and make progress with the expansion of our L’Amalí plant that will drive profitability gains and provide additional capacity.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	4,757	3,467	37.2%	9,291	6,669	39.3%
Gross Profit	1,331	1,035	28.5%	2,631	1,978	33.0%
Gross Profit margin	28.0%	29.9%	-189bps	28.3%	29.7%	-133bps
Adjusted EBITDA	1,153	909	26.9%	2,319	1,738	33.4%
Adjusted EBITDA Mg.	24.2%	26.2%	-197bps	25.0%	26.1%	-110bps
Net Profit	178	293	-39.3%	727	692	5.0%
Net Profit attributable to owners of the Company	179	276	-35.0%	706	630	11.9%
EPS	0.3010	0.4878	-38.3%	1.1838	1.1135	6.3%
Shares outstanding at eop[1]	596	566	5.3%	596	566	5.3%
Net Debt	3,772	4,446	-15.2%	3,772	4,446	-15.2%
Net Debt /LTM Adjusted EBITDA	0.83x	1.44x	-0.61x	0.83x	1.44x	-0.61x
[1]After IPO total Shares outstanding are 596 million

Table 1b: Financial Highlights in U.S. dollars
(amounts expressed in millions of U.S. dollars, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Ps./US$, av	23.54	15.74	49.5%	21.61	15.71	37.5%
Ps./US$, eop	28.86	16.60	73.9%	28.86	16.60	73.9%
Net revenue	202	220	-8.2%	430	424	1.3%
Adjusted EBITDA	49	58	-15.1%	107	111	-3.0%
Net Profit	8	19	-59.4%	34	44	-23.6%
Net Debt	131	268	-51.2%	131	268	-51.2%
Net Debt /LTM Adjusted EBITDA	0.83x	1.44x	-0.61x	0.83x	1.44x	-0.61x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended June 30,			Six-months ended June 30,
		2018	2017	% Chg.	2018	2017	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.49	1.50	-0.6%	3.07	2.94	4.4%
Paraguay	MM Tn	0.13	0.13	-2.4%	0.27	0.28	-3.9%
Cement, masonry & lime total		1.61	1.62	-0.7%	3.34	3.22	3.7%
Argentina:
Concrete	MM m3	0.25	0.20	23.7%	0.50	0.38	33.5%
Railroad	MM Tn	1.16	1.23	-6.1%	2.32	2.46	-5.5%
Aggregates	MM Tn	0.25	0.27	-7.4%	0.54	0.51	6.6%
2Sales volumes include inter-segment sales

The challenging macroenviorenment in 2Q18 prevented sales volumes of cement, masonry and lime in Argentina to grow, remaining almost flat YoY at 1.49 million tons. Sales volumes in Paraguay fell 2.4% in the period to 0.13 million tons, mainly due to the high utilization rate and the lower inventory levels compared to the prior year.  As a result, consolidated total sales volumes of cement, masonry and lime for the quarter  decreased 0.7% YoY to 1.61 million tons.

Concrete volumes in Argentina, increased 23.7% YoY to 0.25  million m3 mainly driven by a good progress in public infrastructure works, principally in the metropolitan area of Buenos Aires.

In 2Q18, aggregate volumes declined 7.4% YoY to 0.25 million tons. This also affected volumes at Ferrosur, which declined 6.1% to 1.16 million tons principally reflecting lower transported volumes of own and third-party aggregates.

Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	4,757	3,467	37.2%	9,291	6,669	39.3%
Cost of sales	(3,426)	(2,432)	40.9%	(6,659)	(4,691)	41.9%
Gross Profit	1,331	1,035	28.5%	2,631	1,978	33.0%
Selling and administrative expenses	(365)	(273)	33.6%	(692)	(542)	27.7%
Other gains and losses	(8)	1	n/a	(4)	1	-381.1%
Tax on debits and credits to bank accounts	(31)	(39)	-20.6%	(96)	(79)	21.3%
Finance costs, net
Exchange rate differences	(515)	(130)	295.3%	(625)	(43)	1348.4%
Financial income	63	16	295.1%	171	20	768.5%
Financial expenses	(219)	(178)	22.7%	(368)	(320)	15.1%
Profit before taxes	256	432	-40.6%	1,018	1,015	0.3%
Income tax expense
Current	5	(130)	-103.6%	(195)	(312)	-37.5%
Deferred	(83)	(9)	781.2%	(97)	(11)	752.1%
Net profit	178	293	-39.3%	727	692	5.0%
Net majority income	179	276	-35.0%	706	630	11.9%

Net Revenues

Net revenue increased 37.2% to Ps.4,757 million in 2Q18, from Ps.3,467 million in the comparable quarter last year, mainly driven by revenue growth in the Cement, masonry and lime segments in Argentina and Paraguay, and further supported by continued growth in the Concrete segment.

Cement, masonry and lime revenues in Argentina were up 33.4% YoY, to Ps.3,503 million despite volumes remaining almost flat. Cement revenues in Paraguay increased 49.2%, reaching Ps.369 million in the quarter as the 2.4% YoY decline in volume was more than offset by Paraguayan Guarani appreciation against the Argentine peso and better local pricing.

Concrete revenues rose 80.3% YoY to Ps.790 million driven by volume growth and higher prices. In addition, Railroad revenues rose 24.9% to Ps.485 million, slightly below inflation mainly reflecting lower transported volumes, partially compensated by higher prices. Aggregates revenues were up 6.0% to Ps.69 million during the period, reflecting a 7,4% decline in volumes and a significantly higher share of FOB sales in the quarter.

Cost of sales increased 40.9% YoY reaching Ps.3,426 million in 2Q18. In Cement, masonry and lime in Argentina cost of sales increased 31.7% YoY, principally reflecting the impact of the peso depreciation on the Company’s cost structure, mainly in thermal and electricity costs.

Gross profit rose 28.5% YoY to Ps.1,331 million in the second quarter of 2018 from Ps.1,035 million in same quarter of last year, with gross profit margin contracting 189 basis points YoY to 28.0%. The Cement, masonry and lime segment in Argentina reported an YoY improvement of 88 basis points in gross margin reaching 33.4%, that was more than offset by lower transported volumes in the Railroad segment, robust growth in the lower-margin Concrete segment, and a slight decrease in gross profit of the Cement segment in Paraguay.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 2Q18 rose 33.6% YoY to Ps.365 million, from Ps.273 million in 2Q17, affected by expenses resulting from the obligations of beigna publicly listed company. Notwithstanding, as a percentage of revenues, SG&A declined 20 basis points to 7.7% in 2Q18 from 7.9% in 2Q17 principally due to higher cost dilution along with a reduction in the effective sales tax rate.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2018	2017	% Chg.		2018	2017	% Chg.
Adjusted EBITDA reconciliation:
Net profit	178	293	-39.3%		727	692	5.0%
(+) Financial interest, net	124	151	-18.1%		139	266	-47.7%
(+) Income tax expense	79	139	-43.5%		292	323	-9.8%
(+) Depreciation and amortization	195	145	34.0%		384	301	27.6%
(+) Exchange rate differences	515	130	295.3%		625	43	1348.4%
(+) Other financial expenses, net	32	11	189.1%		58	35	68.0%
(+) Tax on debits and credits to bank accounts	31	39	-20.6%		96	79	21.3%
Adjusted EBITDA	1,153	909	26.9%		2,319	1,738	33.4%
Adjusted EBITDA Margin	24.2%	26.2%	-197	bps	25.0%	26.1%	-110	bps

Adjusted EBITDA increased 26.9% year-over-year in the second quarter of 2018 to Ps.1,153 million, mainly driven by the Cement segments in Argentina and Paraguay.

Adjusted EBITDA Margin, however, declined 197 basis points to 24.2% compared to 26.2% in 2Q17, mostly as a result a poor Railroad segment performance and strong growth in lower margin-Concrete revenues during the period.

Adjusted EBITDA for the Cement segment in Argentina, which represented 85% of the consolidated adjusted EBITDA in 2Q18, increased 36.6% YoY to Ps.982 million. Adjusted EBITDA margin expanded 65 basis points to 28.0% during the period.

The Cement segment in Paraguay, reported a 33.7% increase in Adjusted EBITDA reaching Ps.125 million, while the  Adjusted EBITDA margin contracted 395 basis points to 33.9%, due to a temporary purchase of third-party clinker. Furthermore, while the Concrete segment reported a 49.2% increase in Adjusted EBITDA reaching Ps.27 million, the Adjusted EBITDA margin contracted 71 basis points.

By contrast, Adjusted EBITDA for the Railroad segment fell 76.4% to Ps.16 million in the second quarter of 2018, with Adjusted EBITDA margin contracting to 3.2% from 17.1% in 2Q17 as a result of lower dilution of fixed costs primarily due to a decline in transported volumes of aggregates.

Finance Costs-Net

Table 5: Finance Costs-Net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2018	2017	% Chg.	2018	2017	% Chg.

Exchange rate differences	(515)	(130)	295.3%	(625)	(43)	1348.4%
Financial income	63	16	295.1%	171	20	768.5%
Financial expenses	(219)	(178)	22.7%	(368)	(320)	15.1%
Total Finance Costs-Net	(671)	(292)	129.3%	(822)	(343)	139.4%

During 2Q18, total finance costs-net increased by 129.3% YoY to Ps.671 million, principally as a result of higher foreign exchange differences, resulting from the peso depreciation in the period.

In 2Q18, the Company reported foreign exchange loss of Ps.515 million, mostly driven by non-cash losses, as a result of the 43.3% peso depreciation in the net debt position in foreign currency, as compared to a Ps.130 million loss in 2Q17 when the peso depreciated 7.9%.

Net Financial expense, decreased by Ps.7 million as a result of increases in both the cash balance and interest rates.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for the second quarter of 2018, decreased 39,3% to Ps.178 million from Ps.293 million in 2Q17. The effective tax rate declined to 30.7% in 2Q18 from 32.2% in the year-ago period, as a result of the adjustment in deferred taxes in Argentina from the Tax Reform enacted on December 2017 which reduced the income tax rate from 35% to 30% in 2018 and 2019, and to 25% thereafter.

Net Profit Attributable to Owners of the Company declined 35% YoY, or Ps.97 million, to Ps.179 million in 2Q18. During the quarter, the Company reported earnings per common share of Ps.0.3010 and earnings per ADR of Ps.1.5500, compared with earnings per share of Ps.0.4878 and earnings per ADR of Ps.2.4390 in 2Q17.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,		As of FY ended December,
	2018	2017	2017

Total Debt	5,390	4,744	4,364
- Short-Term Debt	2,872	3,017	1,760
- Long-Term Debt	2,518	1,728	2,604
Cash and Cash Equivalents	1,618	298	3,180
Total Net Debt	3,772	4,446	1,184
Shareholders' Equity	5,690	1,383	4,416
Capitalization	11,080	6,128	8,780
LTM Adjusted EBITDA	4,523	3,083	3,942
Net Debt /LTM Adjusted EBITDA	0.83x	1.44x	0.30x

As of June 30, 2018, total cash and cash equivalents were Ps.1,618 million down from Ps.3,180 million as of the end of 2017 mainly due to increased capex investments along with seasonally higher working capital needs. Total debt at the close of the quarter was Ps.5,390 million, composed by Ps.2,872 million in short-term borrowings, including the current portion of long-term borrowings (or 53% of total borrowings), and Ps.2,518 million in long-term borrowings (or 47% of total borrowings).

As of June 30, 2018, 38.5%, or Ps.2,077 million, Loma Negra’s total debt was denominated in U.S. dollars, 39.6% (or Ps.2,135 million) in Guaraníes, and 21.9% (or Ps.1,178 million) in Argentine pesos, with an average duration of 1.9 years.

At the close of 2Q18, Ps.2,895 million, or 53.7%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.205 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.2,033 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.657 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio declined to 0.83x in 2Q18 from 1.44x as of June 30, 2017 reflecting the IPO proceeds and the use of funds in operations and investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Six-months and Three-months Ended June 30, 2018 and 2017
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	178	293	727	692
Adjustments to reconcile net profit to net cash provided by operating activities	887	557	1,504	945

Changes in operating assets and liabilities:	(999)	(377)	(2,078)	(1,079)
Net cash generated by operating activities	66	473	153	558

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(461)	(207)	(1,314)	(676)
Others	(10)	(40)	(19)	(13)

Net cash used in investing activities	(471)	(247)	(1,334)	(689)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(634)	211	(790)	25
Dividends paid	-	(442)	-	(442)

Net cash (used in) generated by financing activities	(634)	(232)	(790)	(417)

Net decrease in cash and cash equivalents	(1,039)	(6)	(1,971)	(547)
Cash and cash equivalents at the beginning of the year	2,294	265	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	363	38	410	15

Cash and cash equivalents at the end of the period	1,618	298	1,618	298

During the six-month period ended June 30, 2018, total capital expenditures were Ps.1,314 million, 52% directed to the expansion of production capacity of L´Amalí plant. Cash flow generated by operating activities as of June 30, 2018 was Ps.153 million compared to Ps.558 million in the year ago period explained mainly by higher working capital needs this quarter, mainly regarding inventories higher replacement cost and maintenance stoppage schedule requirements.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure of approximately US$350 million, and is expected to be completed early 2020.

For this project, the Company contracted Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of the new cement production line with a capacity of 5,800 tons per day of clinker. The agreement includes the engineering, provision and shipment of all the equipment for the plant and its construction.

Basic engineering of the new plant and study of soil in situ was completed in 4Q17. The Company continued to make progress with overall project execution during the quarter. First equipments are to arrive before 2018YE. The local manufacturer for the steel structure was contracted. Electromechanical construction works are under final selection process. Civil works for major equipment remain on schedule. Additions to Property, Plant and Equipment related to this project during 2Q18 amounted to Ps.154 million.

Recent Events

Argentina to become Hyperinflationary economy
Inflation indices of Argentina were released showing a three-year cumulative rate in excess of 100 percent, indicating that the Argentinian economy is, as defined by IAS 29, hyperinflationary.
In light of the stated preferences in IAS 29 that all entities apply inflation accounting from the same time and using the same general price index, the use of inflation accounting will be applied in respect of Argentinian peso functional operations for periods ending after July 1st,  2018.
The Company is evaluating the effects on the interim financial statements which will be considered for subsequent reporting periods

2Q18 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), August 10, 2018

Dial-in:	0800-444-2930 (Argentina), 1-866-807-9684 (U.S.), 1-866-605-3852 (Canada), 1-412-317-5415 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma180810rmgzeNa5.html

Replay:
A telephone replay of the conference call will be available between August 10, 2018 at 1:00 pm U.S. E.T. and ending on August 16, 2018. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10122124. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Disclaimer
 This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of June 30, 2018 and December 31, 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	As of June 30,	As of December 31,
	2018	2017
ASSETS
Non-Current assets
Property, plant and equipment	7,482	5,979
Intangible assets	72	75
Investments	0	0
Goodwill	39	39
Inventories	266	215
Other receivables	-	145
Trade accounts receivable	625	-
Total non-current assets	8,486	6,454
Current assets
Inventories	2,777	1,834
Other receivables	436	242
Trade accounts receivable	1,697	1,263
Investments	1,250	2,991
Cash and banks	368	189
Total current assets	6,528	6,519
TOTAL ASSETS	15,014	12,972
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	1,922	1,922
Reserves	1,650	59
Retained earnings	706	1,591
Accumulated other comprehensive income	530	250
Equity attributable to the owners of the Company	4,807	3,823
Non-controlling interests	883	593
TOTAL SHAREHOLDERS' EQUITY	5,690	4,416
LIABILITIES
Non-current liabilities
Borrowings	2,518	2,604
Accounts payable	85	71
Provisions	196	161
Tax liabilities	-	0
Other liabilities	14	16
Deferred tax liabilities	330	229
Total non-current liabilities	3,142	3,082
Current liabilities
Borrowings	2,872	1,760
Accounts payable	2,336	2,362
Advances from customers	156	206
Salaries and social security payables	430	542
Tax liabilities	359	573
Other liabilities	29	32
Total current liabilities	6,181	5,474
TOTAL LIABILITIES	9,324	8,556
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	15,014	12,972

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2018 and 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,			Six-months ended June 30,
	2018	2017	% Change	2018	2017	% Change
Net revenue	4,757	3,467	37.2%	9,291	6,669	39.3%
Cost of sales	(3,426)	(2,432)	40.9%	(6,659)	(4,691)	41.9%
Gross profit	1,331	1,035	29%	2,631	1,978	33%

Selling and administrative expenses	(365)	(273)	33.6%	(692)	(542)	27.7%
Other gains and losses	(8)	1	n/a	(4)	1	-381.1%
Tax on debits and credits to bank accounts	(31)	(39)	-20.6%	(96)	(79)	21.3%
Finance costs, net
Exchange rate differences	(515)	(130)	295.3%	(625)	(43)	1348.4%
Financial income	63	16	295.1%	171	20	768.5%
Financial expenses	(219)	(178)	22.7%	(368)	(320)	15.1%
Profit before taxes	256	432	-41%	1,018	1,015	0%
Income tax expense
Current	5	(130)	-103.6%	(195)	(312)	-37.5%
Deferred	(83)	(9)	781.2%	(97)	(11)	752.1%
Net profit	178	293	-39%	727	692	5%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	464	4	n/a	548	21	2517.1%
Cash flow hedges[1]	-	-	n/a	-	-	n/a
Total other comprehensive (loss) income	464	4	n/a	548	21	n/a
TOTAL COMPREHENSIVE INCOME	642	296	n/a	1,274	713	n/a
Net Profit (loss) for the period attributable to:
Owners of the Company	179	276	-35.0%	706	630	11.9%
Non-controlling interests	(2)	17	n/a	21	62	n/a
NET PROFIT FOR THE PERIOD	178	293	-39.3%	727	692	5.0%
Total comprehensive income (loss) attributable to:
Owners of the Company	416	288	44.3%	985	651	51.2%
Non-controlling interests	226	54	n/a	289	62	n/a
TOTAL COMPREHENSIVE INCOME	642	342	n/a	1,274	713	n/a
Earnings per share (basic and diluted):	0.3010	0.4878	-38.3%	1.1838	1.1135	6.3%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Six-months and Three-months Ended June 30, 2018 and 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,		Six-months ended June 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	178	293	727	692
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	79	139	292	323
Depreciation and amortization	195	146	384	301
Provisions	28	14	35	26
Interest expense	179	141	298	263
Share of profit of associates	-	-	-	-
Interest income	(88)	82	-	(4)
Exchange rate differences	496	41	496	42
Gain on disposal of Property, plant and equipment	-	(5)	-	(5)
Changes in operating assets and liabilities
Inventories	(492)	(105)	(867)	(372)
Other receivables	(53)	(47)	(135)	(26)
Trade accounts receivable	(82)	(26)	(363)	(335)
Advances from customers	10	(86)	(51)	(6)
Accounts payable	93	52	(124)	(168)
Salaries and social security payables	(134)	(82)	(115)	(52)
Provisions	(5)	(5)	(10)	(7)
Tax liabilities	16	(2)	15	7
Other liabilities	(0)	(3)	(3)	(5)
Income tax paid	(351)	(73)	(427)	(115)
Net cash generated by operating activities	66	473	153	558

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	2	13	5	13
Payments to acquire Property, plant and equipment	(408)	(218)	(768)	(680)
Payment of advances of Property, plant and equipment	(53)	-	(548)	-
Payments to acquire Intangible Assets	(2)	(2)	(3)	(9)
Interest collected	-	(27)	-	-
Contributions to Trust	(10)	(13)	(19)	(13)
Net cash used in investing activities	(471)	(247)	(1,334)	(689)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	236	1,303	418	1,487
Interest paid	(144)	(111)	(302)	(267)
Dividends paid	-	(442)	-	(442)
Repayment of borrowings	(727)	(982)	(906)	(1,194)
Net cash used in financing activities	(634)	(232)	(790)	(417)
Net decrease in cash and cash equivalents	(1,039)	(6)	(1,971)	(547)
Cash and cash equivalents at the beginning of the year	2,294	265	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	363	38	410	15

Cash and cash equivalents at the end of the period	1,618	298	1,618	298

Table 11: Financial Data by Segment
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended June 30,				Six-months ended June 30,
	2018	%	2017	%	2018	%	2017	%
Net revenue	4,757	100.0%	3,467	100.0%	9,291	100.0%	6,669	100.0%
Cement, masonry cement and lime—Argentina	3,503	73.6%	2,626	75.7%	6,903	74.3%	5,035	75.5%
Cement—Paraguay	369	7.8%	247	7.1%	715	7.7%	528	7.9%
Concrete	790	16.6%	438	12.6%	1,497	16.1%	798	12.0%
Railroad	485	10.2%	388	11.2%	926	10.0%	747	11.2%
Aggregates	69	1.4%	65	1.9%	137	1.5%	117	1.8%
Others	28	0.6%	37	1.1%	53	0.6%	67	1.0%
Eliminations	(487)	-10.2%	(334)	-9.6%	(939)	-10.1%	(623)	-9.3%
Cost of sales	3,426	100.0%	2,432	100.0%	6,659	100.0%	4,691	100.0%
Cement, masonry cement and lime—Argentina	2,332	68.1%	1,771	72.8%	4,610	69.2%	3,439	73.3%
Cement—Paraguay	284	8.3%	187	7.7%	521	7.8%	371	7.9%
Concrete	744	21.7%	406	16.7%	1,420	21.3%	740	15.8%
Railroad	466	13.6%	320	13.2%	880	13.2%	621	13.2%
Aggregates	71	2.1%	65	2.7%	138	2.1%	115	2.4%
Others	15	0.5%	17	0.7%	29	0.4%	29	0.6%
Eliminations	(487)	-14.2%	(334)	-13.7%	(939)	-14.1%	(623)	-13.3%
Selling, admin. expenses and other gains & losses	373	100.0%	272	100.0%	696	100.0%	541	100.0%
Cement, masonry cement and lime—Argentina	283	76.0%	213	78.4%	527	75.7%	410	75.8%
Cement—Paraguay	16	4.3%	9	3.2%	29	4.2%	18	3.4%
Concrete	27	7.2%	19	7.0%	51	7.3%	36	6.7%
Railroad	36	9.7%	19	7.2%	68	9.8%	55	10.1%
Aggregates	1	0.4%	1	0.5%	3	0.4%	3	0.5%
Others	9	2.5%	10	3.8%	18	2.6%	19	3.5%
Depreciation and amortization	195	100.0%	145	100.0%	384	100.0%	301	100.0%
Cement, masonry cement and lime—Argentina	94	48.3%	77	53.3%	191	49.8%	174	57.8%
Cement—Paraguay	56	28.8%	42	29.0%	111	28.8%	77	25.5%
Concrete	8	4.0%	5	3.1%	16	4.0%	8	2.7%
Railroad	33	17.0%	18	12.5%	60	15.7%	36	12.0%
Aggregates	3	1.6%	2	1.7%	5	1.3%	5	1.7%
Others	1	0.3%	1	0.4%	1	0.3%	1	0.4%
Adjusted EBITDA	1,153	100.0%	909	100.0%	2,319	100.0%	1,738	100.0%
Cement, masonry cement and lime—Argentina	982	85.2%	719	79.1%	1,957	84.4%	1,360	78.3%
Cement—Paraguay	125	10.9%	94	10.3%	275	11.9%	216	12.4%
Concrete	27	2.3%	18	2.0%	42	1.8%	31	1.8%
Railroad	16	1.4%	67	7.3%	37	1.6%	107	6.2%
Aggregates	(0)	0.0%	1	0.1%	1	0.0%	4	0.3%
Others	4	0.3%	10	1.1%	7	0.3%	20	1.1%
Reconciling items:
Depreciation and amortization	(195)		(145)		(384)		(301)
Tax on debits and credits banks accounts	(31)		(39)		(96)		(79)
Finance costs, net	(671)		(292)		(822)		(343)
Income tax	(79)		(139)		(292)		(323)
NET PROFIT FOR THE PERIOD	178		293		727		692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 9, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer